FORM 15
   Certification and Notice of Termination of Registration under Section 12(g)
                          or Suspension of Duty to File
               Reports Under Sections 13 and 13(d) of the Securities
                                      Exchange Act

                                      UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                              Commission File Number 0-16682

                         JOHNSTOWN/CONSOLIDATED INCOME PARTNERS/2
                  (Exact name of registrant as specified in its charter)

                               One Insignia Financial Plaza
                                      P.O. Box 1089
                             Greenville, South Carolina 29602
                             Telephone Number (864) 239-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Units of Limited Partnership Interest
                 (Title of each class of securities covered by this Form)

                                           None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  (x)         Rule 12h-3(b)(1)(ii)    ( )
               Rule 12g-4(a)(1)(ii) ( )         Rule 12h-3(b)(2)(i)     ( )
               Rule 12g-4(a)(2)(i)  ( )         Rule 12h-3(b)(2)(ii)    ( )
               Rule 12g-4(a)(2)(ii) ( )         Rule 15d-6              ( )
               Rule 12h-3(b)(1)(i)  ( )

Approximate number of holders of record as of the certification or notice date:
                                           None
     Pursuant to the requirements of the Securities Exchange Act of 1934 Johnstown/Consolidated Income Partners/2 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                     JOHNSTOWN/CONSOLIDATED INCOME PARTNERS/2

                                      BY:  CONCAP EQUITIES, INC.
                                           General Partner

DATE: August 12, 1997                 BY:  /s/ William H. Jarrard, Jr.
                                           William H. Jarrard, Jr.
                                           President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed under the signature.